October 17, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. S-1 Amendment No. 2

Dear Ms. Baker:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are three sets of Amendment No. 3 to Symmetry’s Registration Statement on Form S-1, File No. 333-135353, a redline of such amendment against Symmetry’s Amendment No. 2, as filed with the Securities and Exchange Commission on October 3, 2006 and, except as otherwise indicated herein, all revised exhibits thereto (including redlines of such revised exhibits against what was previously filed with the Commission).

        As indicated to you by my colleague Randi-Jean G. Hedin in various conversations, Symmetry is filing Amendment No. 3 to reflect several changes in the terms of the offering. These changes include, among other things, the reduction of the size of the offering from $120,000,000 to $100,000,000, the elimination of the underwriters’ and existing stockholders’ purchase options, the resignation of Messrs. LaVecchia and McDevitt from Symmetry’s Board of Directors as a result of a policy against serving on clients’ boards recently adopted by FTN Midwest Securities Corp. and the increase in the size of the private placement of warrants to the existing stockholders from $1,500,000 to $2,500,000.

October 17, 2006
Page Two

        Please note that we have inserted blanks in place of numbers of shares and dollar amounts throughout the exhibits because the exhibits are forms of agreements, the numbers within which are dependent upon final determination of the offering size. Although there are other changes to several of the agreements that we are re-filing and we are including redlines of such exhibits herewith, please note that we are re-filing the Form of Stock Escrow Agreement solely to remove the number of shares indicated therein. We have decided to maintain the numbers in the Word version of such exhibit in order to assist in future drafting. Accordingly, since there are no other changes, we have not included a redline of such exhibit herewith.

        We have also revised the Registration Statement to add a form of letter agreement between the Company and a new existing stockholder, Playford SPAC Portfolio Ltd. Such letter agreement is similar to the form of letter agreement between Symmetry and its special advisor, Donald C. Bailey. The new form of letter agreement replaces the letter agreement between Symmetry and each of Messrs. LaVecchia and McDevitt, who are no longer members of Symmetry’s Board of Directors. Accordingly, it is filed as an Exhibit 10.3 to Amendment No. 3 to Symmetry’s Registration Statement on Form S-1.

        If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

Jeffrey A. Letalien

Enclosures

cc:    Randi-Jean G. Hedin, Esq.
         Mr. Corrado De Gasperis